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SEC FILE NUMBER
0-27389

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Interwoven, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
160 East Tasman Drive

Address of Principal Executive Office (Street and Number)
San Jose, California 95134

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As announced in its press release on January 30, 2007 and its Current Report on Form 8-K dated January 30, 2007, Interwoven, Inc. (“Interwoven” or the “Company”) is engaged in a voluntary review of the Company’s historical stock option grant procedures. The Company initiated the review, which is being conducted under the supervision of the Audit Committee of the Board of Directors with the assistance of independent counsel a nd a forensic accounting firm. The Audit Committee’s review is now substantially complete and the Audit Committee, in consultation with its independent counsel and a forensic accounting firm, is currently analyzing the results of its review but has not yet rendered its conclusions and findings. Until completion of the Audit Committee’s review, the Company will be unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007. The Company intends to file its Annua l Report on Form 10-K for the year ended December 31, 2006, and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, as soon as practicable after the completion of the review.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John E. Calonico, Jr., Senior Vice President and Chief Financial Officer	408	774-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

Form 10-K for the year ended December 31, 2006 and Form 10-Q for the quarter ended March 31, 2007
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has not checked either box because the Company’s voluntary review of historical stock option grant procedures has not been completed and no preliminary or final conclusions about the related accounting impact, if any, on the Company’s consolidated financial statements have been reached. On July 19, 2007 the Company reported total revenues for the second quarter of 2007 of $54.6 million, an increase of 11% from total revenues of $49.0 million for the second quarter of 2006. The Company is not in a position to provide any additional information regarding the results of operations for the second quarter of 2007 until the completion of the voluntary review described in Part III above.

INTERWOVEN, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2007	By	/s/ John E. Calonico, Jr.

John E. Calonico, Jr.
Senior Vice President and Chief Financial Officer